Exhibit 99.1

ITAMAR MEDICAL REPORTS FIRST QUARTER 2021 RESULTS

- First Quarter 2021 Revenues Increase 43% to $12.0 Million -

- U.S. WatchPATTM Revenues Increase 38% to $8.4 Million –

- Company to Host Conference Call Today at 8:00 am ET, 3:00 pm IT -

CAESAREA, Israel, May 19, 2021-- Itamar Medical Ltd. (Nasdaq and TASE: ITMR), a leading medical device and digital health company focused on the integration of sleep apnea management into the cardiac patient care pathway, today reported unaudited financial results for the first quarter of 2021.

“We were pleased to see the momentum from the second half of 2020 continue into new year, enabling us to achieve record first quarter revenue. Our U.S. core sleep business was once again the primary growth driver as home-based care continued to drive adoption and our Cardiology tests reached all-time high,” said Gilad Glick, President and Chief Executive Officer. “Overall, demand for WatchPAT is increasing worldwide, reflecting positive reception to our paradigm-shifting technology. Even as COVID restrictions began lifting, providing an opportunity for PSG testing in sleep centers to return, our sales remained strong.”

“Itamar has a number of exciting catalysts ahead and importantly, we have a significantly strengthened balance sheet in place to deliver on these initiatives. Our team remains focused on driving global market share, advancing our product portfolio, and pursuing additional in-organic growth opportunities,” concluded Glick.

First Quarter 2021 Highlights and Recent Achievements

•	Total revenues were $12.0 million, an increase of 43% year-over-year.

•	U.S. WatchPAT revenues were $8.4 million, an increase of 38% year-over-year.

•	Gained a total of 725 WatchPAT ONE customers since April 1, 2020, after continuing to onboard approximately 32 new WatchPAT ONE customers per month on average throughout the first quarter.

•	Non-IFRS gross margin was 72%, compared to 71% in the fourth quarter of 2020 and 77% in the first quarter of 2020. (See “Use of Non-IFRS Measures” below).

•	IFRS operating expenses include $1.1 million relating to non-recurring share-based payments resulting from the extended exercise period of vested service options from five to ten years.

•	Announced the expected launch of three additions to the Company’s WatchPAT product line at the upcoming SLEEP 2021 meeting.

First Quarter 2021 Financial Results

Revenues increased 43% to $12.0 million, compared to $8.4 million in the same quarter in 2020. Revenue growth was mainly driven by an increase in WatchPAT sales in the U.S., and the increase in total sales in Japan and Europe.

WatchPAT revenues increased 33% to $10.9 million, compared to $8.2 million in the same quarter in 2020.

U.S. WatchPAT revenues increased 38% to $8.4 million, compared to $6.1 million in the same quarter in 2020, driven primarily by WatchPAT ONE sales, as well as WatchPAT Direct sales. Sales from disposables and renewable products, including WatchPAT ONE, comprised approximately 79% of WatchPAT revenues in the U.S. in the first quarter of 2021, compared to 75% in the same quarter in 2020.

Gross profit increased to $8.0 million, compared to $6.3 million in the same quarter in 2020. Gross margin decreased to 67%, compared to 76% in the same quarter in 2020. Gross margin decline was mainly driven by the increase in WatchPAT ONE sales, as well as non-recurring expenses of $0.4 million related to relocating the Company’s production facilities to a new location during the first quarter of 2021. Non-IFRS gross margin (see “Reconciliation of IFRS to Non-IFRS Financial Measures below) decreased to 72%, compared to 77% in the same quarter in 2020. Non-IFRS gross margin decline was mainly driven by the increase in WatchPAT ONE sales. (See “Use of Non-IFRS Measures” below).

Operating loss was $5.3 million, compared to $2.0 million in the same quarter in 2020. The increase in operating loss was primarily due to an increase in operating expenses, partially offset by the increase in revenues. Operating expense increase was mainly driven by the following:

-	$1.1 million relating to non-recurring share-based payments resulting from the extension of the exercise period of vested service options from five to ten years.

-	Selling and marketing expenses increased 39% to $7.3 million, compared to $5.3 million in the same quarter in 2020, due to the planned expansion of the U.S. sales team into new geographical territories and verticals (37 territories and verticals as of March 31, 2021, compared to 32 territories and verticals as of March 31, 2020), as well as additional sales commissions resulting from the increase in revenues, increase in consulting fees relating to reimbursement in the U.S., Australia and Japan , and an increase in share-based payments, as mentioned above.

-	Research and development expenses increased 122% to $2.9 million, compared to $1.3 million in the same quarter in 2020, driven by expenses of $0.8 million associated with research and development of the Remote Patient Monitoring or RPM technology (including amortization of intangible assets of $0.3 million) associated with the Spry acquisition, an increase in personnel to support product development, mainly related to our digital health platform, and an increase in share-based payments, as mentioned above.

-	General and administrative expenses increased 80% to $3.1 million, compared to $1.7 million in the same quarter in 2020, mainly driven by an increase in directors’ and officers’ insurance premium, as well as increased legal expenses, including a commercial dispute in defense of our intellectual property initiated by the Company, and an increase in share-based payments, as mentioned above.

Non-IFRS operating loss (see Reconciliation of IFRS to Non-IFRS Financial Measures below) for the first quarter of 2021 was $2.8 million, compared to $1.4 million in the same quarter in 2020. Non-IFRS operating loss excludes approximately $2.5 million in share-based payments; depreciation and amortization of property and equipment and intangible assets; change in provision for doubtful and bad debt; and non-recurring expenses related to relocating our production facilities to a new location, compared to a total of $0.6 million of similar expenses for the same quarter in 2020. (See “Use of Non-IFRS Measures” below).

Net loss for the first quarter of 2021 was $5.5 million, compared to $2.0 million in the same quarter in 2020.

Non-IFRS net loss (see Reconciliation of IFRS to Non-IFRS Financial Measures below) for the first quarter of 2021 was $3.0 million, compared to $1.4 million in the same quarter in 2020. Non-IFRS net loss excludes approximately $2.5 million in share-based payments; depreciation and amortization of property and equipment and intangible assets; change in provision for doubtful and bad debt; and non-recurring expenses related to relocating the Company’s production facilities to a new location, compared to a total of $0.6 million of similar expenses for the same quarter in 2020. (See “Use of Non-IFRS Measures” below).

Loss per ADS (basic and diluted) for the first quarter of 2021 was $0.36 compared to $0.15 in the same quarter in 2020. Non-IFRS loss per ADS (basic and diluted) (see Reconciliation of IFRS to Non-IFRS Financial Measures below) for the first quarter of 2021 was $0.20, compared to $0.11 in the same quarter in 2020. (See “Use of Non-IFRS Measures” below).

As of March 31, 2021, the Company had cash, cash equivalents and short-term bank deposits of $78.9 million.

Guidance

Full year 2021 revenue is still expected to be in the range of $52 to $53 million, representing growth of 27% to 29% over full year 2020 revenue.

Lease Agreement - Caesarea Headquarters

The Company entered into a new lease agreement, replacing the current agreement, for the lease of approximately 12,500 square feet of office space, as of January 1, 2022, for the Company’s headquarters, research, development and sales offices, in the Northern Caesarea Business Park, Caesarea, Israel.

Conference Call and Webcast Information

The Company will host a conference call today at 8:00 a.m. Eastern Time, 3:00 p.m. Israel Time to review financial results and provide a corporate update.

To listen live via webcast, please visit https://www.itamar-medical.com/, or by clicking here.

To participate via phone, please use the dial in information:

U.S. toll-free: 833-519-1272
International: 914-800-3844
Israel toll-free: 1-809-315-362

Conference ID: 9398218

Please log in approximately 10 minutes prior to the scheduled start time. An archived webcast also will be provided in the Events and Presentations section of the Company’s website.

Use of Non-IFRS Measures

In addition to disclosing financial results prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standard Board (IASB), this press release contains Non-IFRS financial measures for operating loss and net loss, which are adjusted from results based on IFRS to exclude: (i) share-based payments; (ii) depreciation and amortization of property and equipment and intangible assets; (iii) change in provision for doubtful and bad debt; and (iv) non-recurring expenses related to relocating production facilities to a new location. Management believes that the Non-IFRS financial measures provided in this press release are useful to investors’ understanding and assessment of the Company’s performance. Management uses both IFRS and Non-IFRS measures when operating and evaluating the Company’s business internally and therefore decided to make these Non-IFRS adjustments available to investors. The presentation of this Non-IFRS financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with IFRS. For further details, see a reconciliation of operating loss and net loss on an IFRS basis to a Non-IFRS basis that is provided in the table that accompanies this press release.

About Itamar Medical Ltd.

Itamar Medical is a medical technology company focused on the development and commercialization of non-invasive medical devices and solutions to aid in the diagnosis of respiratory sleep disorders. Itamar Medical commercializes a digital healthcare platform to facilitate the continuum of care for effective sleep apnea management with a focus on the core sleep, cardiology and direct to consumer markets. Itamar Medical offers a Total Sleep Solution to help physicians provide comprehensive sleep apnea management in a variety of clinical environments to optimize patient care and reduce healthcare system costs. The Company’s key product, WatchPAT, is commercially available within major markets including the U.S., Japan and Europe. Itamar Medical is a public company traded on the Nasdaq and on the Tel Aviv Stock Exchanges, and is based in Caesarea, Israel with U.S. headquarters based in Atlanta, GA. For additional information visit www.itamar-medical.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other applicable securities laws. Statements preceded by, followed by, or that otherwise include the words "believes", "expects", "anticipates", "intends", "estimates", "plans", and similar expressions or future or conditional verbs such as "will", "should", "would", "may" and "could" are generally forward-looking in nature and not historical facts. For example, when we discuss the 2021 revenue guidance range, we are using forward-looking statements. Because such statements deal with future events, they are subject to various risks, uncertainties and assumptions, including events and circumstances out of Itamar Medical's control and actual results, expressed or implied by such forward-looking statements, could differ materially from Itamar Medical's current expectations. Factors that could cause or contribute to such differences include, but are not limited to, risks, uncertainties and assumptions discussed from time to time by Itamar Medical in reports filed with, or furnished to, the U.S. Securities and Exchange Commission (SEC) and the Israel Securities Authority (ISA), including the Company’s Annual Report on Form 20-F to be filed with the SEC, which is on file with the SEC (accessible at www.sec.gov) and the ISA. Except as otherwise required by law, Itamar Medical undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Itamar Medical Investor Relations Contact (U.S.)

Leigh Salvo

Gilmartin Group

Phone: +1-415-937-5412

investors@itamar-medical.com

* The contents of any website or hyperlinks mentioned in this press release are for informational purposes and the contents thereof are not part of this press release.

ITAMAR MEDICAL LTD.

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Unaudited)

	March 31, 2021	December 31, 2020
	U.S. dollars in thousands
Assets
Current assets
Cash and cash equivalents	$51,869	$9,670
Short-term bank deposits	27,000	30,000
Trade receivables	8,269	8,354
Other receivables	2,693	2,251
Inventories	7,146	7,164
Total current assets	96,977	57,439

Non-current assets
Long-term restricted deposits and prepaid expenses	563	547
Long-term trade receivables	278	412
Property and equipment	3,245	2,904
Intangible assets	3,206	1,037
Right-of-use assets	1,554	1,801
Total non-current assets	8,846	6,701
Total assets	$105,823	$64,140

Liabilities
Current liabilities
Short-term bank loan	$5,000	$5,000
Current maturities of long-term loan	135	135
Current maturities of lease liabilities	665	700
Trade payables	4,499	4,418
Other payables	4,266	5,973
Accrued expenses	1,726	1,091
Provisions	333	321
Short-term employee benefits	613	354
Total current liabilities	17,237	17,992

Non-current liabilities
Long-term loan	117	154
Long-term lease liabilities	1,106	1,380
Recognized liability for defined benefit plan, net	261	271
Other long-term liabilities	1,271	1,271
Total non-current liabilities	2,755	3,076
Total liabilities	19,992	21,068

Equity
Ordinary share capital	1,340	1,140
Additional paid-in capital	207,469	161,006
Accumulated deficit	(122,978)	(119,074)
Total equity	85,831	43,072
Total liabilities and equity	$105,823	$64,140

ITAMAR MEDICAL LTD.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

	Three Months Ended March 31,
	2021	2020
	U.S. dollars in thousands (except per share and ADS data)

Revenues	$11,977	$8,378
Cost of revenues	3,968	2,050
Gross profit	8,009	6,328
Operating expenses:
Selling and marketing	7,325	5,263
Research and development	2,889	1,302
General and administrative	3,091	1,720
Total operating expenses	13,305	8,285
Operating loss	(5,296)	(1,957)
Financial income (expenses):
Financial income	146	235
Financial expenses	(327)	(234)
Financial income (expenses), net	(181)	1
Loss before taxes on income	(5,477)	(1,956)
Taxes on income	(46)	(42)
Net loss	$(5,523)	$(1,998)

Loss per share – basic and diluted (in U.S. dollars)	$(0.01)	$(0.01)

Weighted average number of shares used in computation of loss per shares – basic and diluted (in thousands)	463,250	389,927

Loss per ADS – basic and diluted (in U.S. dollars)	$(0.36)	$(0.15)

Weighted average number of ADSs used in computation of loss per ADS – basic and diluted (in thousands)	15,442	12,998

ITAMAR MEDICAL LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Three Months Ended March 31,
	2021	2020
	U.S. dollars in thousands
Cash flows from operating activities
Net loss	$(5,523)	$(1,998)
Adjustments for:
Depreciation and amortization	758	410
Share-based payment	1,620	362
Change in provision for doubtful and bad debt	(3)	32
Net financial cost (income)	167	(97)
Decrease in trade receivables	222	1,184
Decrease (increase) in other receivables	(469)	228
Increase in inventories	(133)	(761)
Increase in trade payables	95	429
Decrease in other payables	(1,718)	(1,292)
Increase in provisions	12	51
Increase in employee benefits	249	79
Income tax expenses	46	42
Taxes paid during the period	(16)	(1)
Interest paid during the period	(159)	(147)
Interest received during the period	54	73
Net cash used in operating activities	(4,798)	(1,406)
Cash flows from investing activities
Redemption of short-term bank deposits	3,000	-
Purchase of property and equipment, intangible assets, and capitalization of development expenditure	(2,274)	(231)
Net cash provided by (used in) investing activities	726	(231)
Cash flows from financing activities
Proceeds from issuance of shares, net of share issuance costs	46,660	37,061
Repayment of principal of lease liabilities	(248)	(225)
Repayment of long-term loan	(33)	-
Issuance of shares due to the exercise of stock options	4	-
Net cash provided by financing activities	46,383	36,836
Increase in cash and cash equivalents	42,311	35,199
Cash and cash equivalents at beginning of period	9,670	15,115
Effect of exchange rate fluctuations on balances of cash and cash equivalents	(112)	128
Cash and cash equivalent balance at end of period	$51,869	$50,442

Non-cash investing activity - acquisition of intangible assets	$600	$-
Non-cash financing activity - share issuance costs	$-	$511

ITAMAR MEDICAL LTD.

RECONCILIATIONS OF IFRS TO NON-IFRS FINANCIAL MEASURES

(Unaudited)

	Three Months Ended March 31,
	2021	2020
	U.S. dollars in thousands (except per ADS data)

IFRS operating loss	$(5,296)	$(1,957)
IFRS net loss	$(5,523)	$(1,998)

Cost of revenues:
Share-based payment	43	2
Depreciation and amortization of property and equipment and intangible assets	165	102
Non-recurring expenses related to relocating the Company’s production facilities to a new location	376	-
	584	104
Operating expenses:
Selling and marketing:
Share-based payment	643	119
Depreciation and amortization of property and equipment and intangible assets	34	31
	677	150
Research and development:
Share-based payment	327	71
Depreciation and amortization of property and equipment and intangible assets	294	19
	621	90
General and administrative:
Share-based payment	607	164
Depreciation and amortization of property and equipment and intangible assets	23	16
Change in provision for doubtful and bad debt	(3)	32
	627	212
Financial income (expenses), net:
Share-based payment	-	6
	-	6

Non-IFRS operating loss	$(2,787)	$(1,401)
Non-IFRS net loss	$(3,014)	$(1,436)

IFRS loss per ADS – basic and diluted (in U.S. dollars)	$(0.36)	$(0.15)

Non-IFRS loss per ADS – basic and diluted (in U.S. dollars)	$(0.20)	$(0.11)